Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Advantage Energy Income Fund - 2006 Tax Information To Former Holders of
    Ketch Resources Trust Units

    CALGARY, Oct. 12 /CNW/ -

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                           (TSX: AVN.UN, NYSE: AAV)

                        2006 Canadian Tax Information
    >>

    The following information is intended to assist former Holders of Ketch
Resources Trust ("Ketch" or the "Trust") Units in filing a tax election (if applicable) in respect of the exchange of Ketch Trust Units for Advantage
Energy Income Fund ("Advantage") Trust Units that occurred on June 23, 2006 and the preparation of their 2006 T1 Income Tax Return. For further information please refer to the joint information circular dated May 12, 2006, which contains a detailed description of the Arrangement and is available on
SEDAR (www.sedar.com) as well as on Advantage's website
(www.advantageincome.com). Also available on Advantage's website is a tax elections package including instructions and certain tax election forms.
    Cash distributions in 2006 from Ketch are 10% non-taxable as a Return of
Capital with the remaining 90% taxable.

    Trust Units held within an RRSP, RRIF, or DPSP

    No amounts are required to be reported on the 2006 T1 Income Tax Return where Trust Units of Ketch were held within an RRSP, RRIF or DPSP and
Advantage Units received in exchange for Ketch Trust Units upon the merger continue to be held within an RRSP, RRIF or DPSP.

    Trust Units held outside of an RRSP, RRIF or DPSP

    Unitholders of Ketch who held their Trust Units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions for the 2006 calendar year, will receive a "T3 Supplementary"
slip directly from their broker or intermediary, not from the transfer agent of the Trust, Valiant Trust Company (the "Transfer Agent"), or the Trust.
Former registered Unitholders of Ketch Trust Units who have received cash distributions related to the 2006 calendar year from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent.
    The following table is provided for information purposes only and sets out, on a per unit basis, the breakdown of cash dividends paid by Ketch in
2006:

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                                                         Taxable    Return of
                                         Distributions    Other      Capital
                                              Per        Income      Amount
       Record Date        Date Payable        Unit       (Cdn $)     (Cdn $)
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     January 31, 2006   February 15, 2006     $0.13       $0.117      $0.013
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    February 22, 2006      March 15, 2006     $0.13       $0.117      $0.013
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       March 22, 2006      April 17, 2006     $0.13       $0.117      $0.013
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       April 24, 2006        May 15, 2006     $0.13       $0.117      $0.013
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         May 23, 2006       June 15, 2006     $0.13       $0.117      $0.013
    -------------------------------------------------------------------------
    >>

    Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the Unitholders must be reported by the Unitholders in their 2006 Income
Tax Return. Accordingly, the taxable amount of cash distributions received and receivable for the period from January 1, 2006 up to and including June 22,
2006 are included in your "T3 Supplementary" slip. The amount reported in Box
(26) "Other Income" on the T3 slip should be reported as income on your T1
Income Tax Return.

    Adjusted Cost Base for Capital Gains

    Former holders of Ketch Trust Units are required to reduce the Adjusted
Cost Base of their Trust Units by an amount equal to the cumulative cash received and receivable from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any). If the amount of the reduction exceeds the Adjusted Cost Base, the excess should be reported as a capital gain.
    The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the Trust Units are held as a capital property by the owner.

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                          2006 U.S. Tax Information
    >>

    The information that follows is being provided to assist U.S. individual
Unitholders of the Trust in reporting distributions received from the Trust on their Internal Revenue Service ("IRS") Form 1040 - U.S. Individual Income Tax
Return for the calendar year 2006. This information is of a general nature only and is not intended to be legal or tax advice. In consultation with its
U.S. tax advisors, the Trust believes that its Trust Units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to U.S. individual Unitholders should be "qualified dividends" for U.S.
federal income tax purposes. As such, the portion of the distributions made during 2006 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.
    The Trust has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.
    With respect to cash distributions paid during the year to U.S.
individual Unitholders, 100% should be reported as "qualified dividends".

    Trust Units held within a Qualified Retirement Account

    No amounts are required to be reported on the 2006 IRS Form 1040 where
Trust Units of Ketch were held within a qualified retirement account and
Advantage Units received in exchange upon the merger continue to be held within a qualified retirement account. The same withholding taxes apply as for
Trust Units held outside of a qualified retirement account as explained below, but the amount is not creditable for U.S. tax purposes.

    Trust Units held outside of a Qualified Retirement Account

    U.S. individual Unitholders who hold their Ketch Trust Units through a broker or other intermediary and have received cash distributions related to the 2006 calendar year should receive tax reporting information from their broker or intermediary, not from the transfer agent, or the Trust. The broker or intermediary should issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the broker or intermediary.
    U.S. Unitholders are encouraged to utilize the Qualified Dividends and
Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be applicable. The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to Unitholders. The return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to Unitholders. Where Trust Units are held in a cash account, the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld.
    The amount of Canadian tax withheld should be reported on Form 1116,
"Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2006 should be determined from your own records and is not available from Ketch or Advantage. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue
Agency no later than two years after the calendar year in which the payment was made.

    Adjusted Cost Base for Capital Gains

    For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. Unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S.
tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.
    For further information of taxability of distributions paid, please refer to the taxation section of our website at
http://www.advantageincome.com/ir/taxes.shtml and consult your qualified tax advisor.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 12:17e 12-OCT-06